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October 12, 2007

Jennifer Gowetski Attorney-Advisor U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 4561 Washington, D.C. 20549

Re: Kinetic Concepts, Inc. Definitive 14A Filed April 27, 2007 File No. 001-09913

Dear Ms. Gowetski:

We are writing on behalf of our client, Kinetic Concepts, Inc., a Texas corporation (the “Company” or “KCI”), in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company, dated August 21, 2007 (the “Comment Letter”), with respect to the executive compensation and other related disclosure in the Company’s Definitive Proxy Statement on Schedule 14A filed April 27, 2007 (the “2007 Proxy Statement”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter.  Pursuant to the Comment Letter and our subsequent conversations regarding it with the Staff, we have been advised that the comments are directed at "future filings" and have tailored our response accordingly.  In this regard, we note that while the Company has included for your reference disclosure anticipated for inclusion in the Company's proxy statement for the 2008 annual meeting of stockholders (the "2008 Proxy Statement"), this draft disclosure is preliminary and subject to completion and change, based on the facts and circumstance that exist at the time of publication of the 2008 Proxy Statement.  In addition, should we determine that disclosure of any of our proprietary compensation mechanisms described herein would have the unintended consequence of causing competitive harm to the Company, we may be required to alter the nature of our disclosures over time.

For the convenience of the Staff, we have numbered each of the responses to correspond to the numbered paragraphs in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses.  Capitalized terms used and not defined herein have the meanings ascribed to each such term in the 2007 Proxy Statement.

Jennifer Gowetski
U.S. Securities and Exchange Commission
October 12, 2007

Schedule 14A

Compensation Discussion and Analysis, page 18

1.
Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006.  For example, we note significant disclosure on pages 21 and 22 that describes the mechanics of the annual incentive bonus program, but there is minimal disclosure that discusses how the actual payouts under the plan were determined or why the 2006 annual incentive bonus payouts were made to each named executive officer at 90% of target.  Please disclose the amounts of 2006 bonus paid and also provide substantive analysis and insight into how these amounts were determined.  Refer also to the disclosure relating to 2006 equity grants, which does not provide sufficient insight into how the Compensation Committee determined the specific awards granted to the named executive officers.  Provide an analysis of the specific factors considered by the Compensation Committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the Compensation Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response

The Company respectfully notes that the 2006 bonus amounts were disclosed in the Summary Compensation Table on page 28 under the columns "Bonus" or "Non-Equity Incentive Plan Compensation," as applicable, which was further cross referenced in the Compensation Discussion and Analysis ("CD&A") section of the 2007 Proxy Statement.  Also, in lieu of participation in the 2006 annual bonus program, Ms. Burzik received a fixed bonus of $350,000 upon starting her employment.  This amount was negotiated at the time of the commencement of employment and paid pursuant to her employment agreement, as disclosed under the section "Executive Officer Employment Agreements – Catherine M. Burzik" on page 29 of the 2007 Proxy Statement.

Jennifer Gowetski
U.S. Securities and Exchange Commission
October 12, 2007

Looking forward, the Company will provide a more detailed analysis of how the Compensation Committee arrived at and paid each particular level and form of compensation for the current fiscal year in the 2008 Proxy Statement substantially as follows:

Payments under the 2007 Annual Incentive Bonus Plan were based 80% on the Company's Consolidated Financial Metric which consists of measurements of Revenue, Earnings Per Share and Cash Flows.  The remaining 20% of payments under the 2007 Annual Incentive Bonus plan were based on achievement of the Company's Corporate Scorecard Objectives in the following areas (with specified target objectives which will be revised each year):

•	market penetration (specific product categories and account conversions);

•	innovation (product development and pipeline targets);

•	execution (on-time delivery targets, launch dates for new products, and accounts receivable);

•	organizational excellence (leadership bench strength and retention targets); and

•	financial management (productivity increases, research and development spending, management of working capital).

A summary of these performance measures constituting the Consolidated Financial Metric, the Corporate Scorecard Objectives and the related fiscal 2007 results are as follows:

Performance Measure	Fiscal 2007 Plan	Fiscal 2007 Result	Achieved (%)	Weighting Factor (%)	Weighted Earned Payout (%)
Revenue	$	$		25
EPS				30
Cash Flow				25
Company Scorecard Goals	Market penetration; innovation; execution; organizational excellence; and financial management			20
Consolidated Corporate Metric					xx

Jennifer Gowetski
U.S. Securities and Exchange Commission
October 12, 2007

A further assessment of each executive's individual performance (taking into account performance against individual goals and other factors) was made and used as a multiple ranging from 0% to 150% and applied to calculate the final bonus payout for each executive, subject to an overall cap of 200% of target bonus.

The table below summarizes the decisions of the Committee with regard to the Annual Incentive Bonus Plan amounts for each Named Executive Officer for fiscal 2007.

	Base Salary ($)	Target Bonus (%)	Target Bonus ($)	Consolidated Corporate Metric (%)	Individual Multiple (%)	Actual Bonus (%)	Actual Bonus ($)
CEO
CFO
Executive 1
Executive 2
Executive 3

In establishing the objectives under both the Consolidated Financial Metric and the Scorecard Objectives, the Committee sets standards at levels it believes are significant but achievable with rigorous personal commitment.

Additionally, the Company plans to provide a summary discussion of the Individual Multiple attainment percentage for each named executive based on the named executive’s individual objectives along with disclosure as to how the Compensation Committee determined the specific equity awards granted to the named executives, except to the extent such disclosure would cause competitive harm.  Please also see the response to Comment 10 below.

Compensation Philosophy and Objectives, page 18

2.
We note that the Compensation Committee engaged the services of Hewitt Associates to assist in analyzing KCI’s compensation strategy.  Please describe the material elements of the instructions or directions given to Hewitt Associates.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

Jennifer Gowetski
U.S. Securities and Exchange Commission
October 12, 2007

Response

The Company plans to enhance the disclosure of the material elements of the instructions or directions given to any compensation consultant retained by the Company in the 2008 Proxy Statement, substantially as follows:

In 2007, the Compensation Committee engaged the services of Hewitt Associates, an independent consultant on executive compensation, to assist in analyzing the Company's compensation strategy, including generating data discussed under the sections entitled "Peer Group" and "Competitive Market Surveys" below.  The compensation consultant was directed to identify trends in executive compensation, assist with the determination of pay programs, assess competitive pay levels and mix (e.g., proportion of base salary to incentive pay, proportion of annual incentives to long-term incentives, and benefits), and advise on establishing appropriate compensation levels for executive officers.

Executive Base Salaries, page 21

3.
We note that base salary increases for the named executive officers, effective April 1, 2007, ranged from 0% to approximately 15% depending on position.  Please disclose the increases for each named executive officer.

Response

The base salary increases for the continuing named executive officers may be derived by comparing the current base salary amounts disclosed in the 2007 Proxy Statement with those amounts disclosed in the Company's preceding proxy statement for the 2006 annual meeting of stockholders.  For simplicity, the Company will include disclosure of the specific percentage increase in base salary for each named executive officer in the 2008 Proxy Statement.

Annual Incentive Bonus for Executives, page 21

4.
We note that, under the annual incentive bonus program, financial performance targets are determined by the Compensation Committee, which establishes annual incentive bonus guidelines based on a consolidated financial metric (“CFM”) Performance Target.  We also note that, in 2006, CFM was comprised of consolidated earnings per share, consolidated cash flow and consolidated revenue.  We further note that the 2007 annual incentive bonus pools for all participants will be based 80% on your achievement of CFM performance targets, and 20% on your achievement of specified corporate scorecard objectives.  Please revise your disclosure to include the specific targets for 2006 and 2007, including consolidated earnings per share, consolidated cash flow, consolidated revenue and corporate scorecard objectives.

Jennifer Gowetski
U.S. Securities and Exchange Commission
October 12, 2007

Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b).  To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response

The Company will enhance the disclosure in the 2008 Proxy Statement as set forth in our response to Comment 1 above.

5.
You state on page 21 that the target bonus percentages are targeted between the 50th and 75th percentile of market data.  Please revise to be more specific as to the actual percentile most closely related to the amounts you paid.

Response

The Company will revise the CD&A in the 2008 Proxy Statement, substantially as follows:

Target bonuses for the named executive officers were set at ___% of base pay for 2007.  This percentage was selected after reviewing market data provided by the Company's consultant, which indicated that this percentage for a target bonus put the Company at the __ percentile.  The amount of the bonus actually paid was not determined with reference to the market data but rather with regard to the realization of the Company and personal objectives described above.  The Committee expects that the target percentile may change in the future.

6.
We note that 20% of the annual incentive bonus for named executive officers is based on the attainment of each executive’s individual objectives as set by the Compensation Committee and the Chief Executive Officer.  Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers as well as how individual performance will impact the 2007 annual incentive bonuses.  For example, disclose the individual executive performance goals for each named executive officer and discuss whether the named executive officers achieved these individual executive performance goals.  See Item 402(b)(2)(vii) of Regulation S-K.

Jennifer Gowetski
U.S. Securities and Exchange Commission
October 12, 2007

Response

The Company plans to enhance the disclosure respecting individual achievement in the 2008 Proxy Statement as described in our response to Comment 1 above.

7.
You state on page 22 that the annual incentive bonus guidelines are discretionary in nature and the Compensation Committee and the Board of Directors have the discretion to award some, all or none of the bonuses described in the guidelines.  Please describe in detail the extent of the Compensation Committee’s discretion to award bonuses regardless of whether objectives or targets are achieved and discuss how such discretion is exercised.  Refer to Item 402(b)(2)(vi) of Regulation S-K.

Response

In the exercise of its discretion during the process of establishing final bonus amounts earned in 2006, the Compensation Committee did not make substantial subjective changes to the pre-established annual incentive bonus guidelines calculations.  Looking forward, the Company plans to revise the CD&A in the 2008 Proxy Statement, substantially as follows:

The annual incentive bonus guidelines are pre-established by the Compensation Committee each year and communicated to the Company’s executive officers.  However, pursuant to the terms of the guidelines,  the Compensation Committee retains the discretion to award some, all, or none of the bonuses described in the guidelines, depending on certain factors.  The Compensation Committee establishes individual objectives for each executive with a view to primarily objective, metrically driven objectives.  However, some individual goals will by nature have a subjective component.  As such, in selected instances, the Compensation Committee may exercise its discretion with respect to whether such subjective goals have been achieved, and as such may adjust bonus calculations which may yield higher or lower bonus amounts than would result from a purely formulaic approach.  In certain instances, the Compensation Committee may also determine to award no bonus, such as in the case of termination of employment of an executive officer.

Executive Long-Term Incentives, page 23

8.
We note the lapsing of restricted stock or units may accelerate if annual CFM performance targets are reached as determined by the Compensation Committee.  Please discuss the mechanics of how the lapsing of restrictions would accelerate and provide the targets or clarify that the CFM performance targets are the same as those for the annual incentive bonuses.

Jennifer Gowetski
U.S. Securities and Exchange Commission
October 12, 2007

Response

The Company will enhance the disclosure in the CD&A in the 2008 Proxy Statement, substantially as follows:

For shares of restricted stock or restricted stock units, restrictions generally lapse in one-third increments on the fourth, fifth and sixth anniversaries of the grant, with restrictions lapsing on an accelerated basis if the annual Consolidated Financial Metric for the year prior to the grant are exceeded by designated thresholds.  For example, for restricted stock grants made in 2007, restrictions would lapse on the third, fourth and fifth anniversaries of the grant if the Company reached 125% of the Consolidated Financial Metric for 2006 prior to the grant otherwise vesting by passage of time.  Similarly, these restrictions would lapse on the first, second and third anniversaries if the Company reached 175% of the 2006 Consolidated Financial Metric prior to the grant otherwise vesting by passage of time.

9.
We note that equity grants are made effective on or around April 1 of each year.  Please discuss the timing of the grant of equity-based awards as it relates to the release of material non-public information.  We direct your attention to Release 8732A, Section II A, which discusses the potential need to discuss the relationship between the timing of equity grants and the release of material non-public information to the public.

Response

For consistency, and to avoid the appearance of impropriety, the Company has made its primary annual option grants at the same time each year since its 2004 IPO, on or around April 1.  Beginning in 2008, the Compensation Committee has determined to change the primary annual option grant date to occur soon after the public announcement of fourth quarter earnings.

10.
We note your disclosure on page 24 that, other than Mr. Ware, Ms. Burzik and Mr. Landon, each of the named executive officers received special one-time retention equity grants on November 6, 2006.  We further note the “Grants of Plan-Based Awards in 2006” table on page 31 that details the grants to the named executive officers.  Please expand your disclosure to discuss the grants made to Ms. Burzik on November 6, 2006, as well as the reason for the grants to each named executive officer and how the Compensation Committee determined the amount of each grant.

Jennifer Gowetski
U.S. Securities and Exchange Commission
October 12, 2007

Response

Ms. Burzik's grants were made on her start date, November 6, 2006, pursuant to the terms of her employment agreement.  See "Compensation Discussion and Analysis – Executive Long-Term Incentives" on page 24 and "Executive Officer Employment Agreements – Catherine Burzik" on page 29 of the 2007 Proxy Statement.  Supplemental grants disclosed in the table noted above were made at that same time based on the recommendation of the Company's independent compensation consultant as an effective means of enhancing management continuity during this time of transition.  Accordingly, the Company will enhance the related disclosure in the 2008 Proxy Statement, substantially as follows:

Grants are made to new officers pursuant to negotiations with them based on market data and as necessary to obtain their services, and from time to time the Committee may make supplemental grants as it deems necessary to secure the services of various continuing employees, in light of new hiring and otherwise.  For example, in 2006, the Committee made special option grants to the named executive officers concurrent with the commencement of Ms. Burzik's employment in order to ensure management continuity during the time of transition.  In that case, the number of options granted to each officer was based primarily on a recommendation of the company's compensation consultants.

Summary Compensation Table, page 28

11.
We note that the named executive officers received restricted common stock awards.  Please revise to include any dividends received in connection with any restricted common stock in the ‘Other Compensation’ column as applicable.

Response

The Company does not currently pay cash dividends on its common stock, as disclosed in Item 5 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed February 23, 2007.

12.
We note footnote (7) to the Summary Compensation Table and your statement that the amounts in the ‘All Other Compensation’ column include amounts for “other personal benefits.”  If the total value of all perquisites and personal benefits is $10,000 or more for any named executive officer, then each perquisite or personal benefit, regardless of its amount, must be identified by type.  Please revise accordingly.  Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Jennifer Gowetski
U.S. Securities and Exchange Commission
October 12, 2007

Response

The Company confirms that each perquisite or personal benefit for the Named Executive Officers in 2006, regardless of its amount, is identified by type in footnote (7) to the "All Other Compensation" column in the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control, page 37

13.
We note the various severance arrangements you have with the named executive officers and various scenarios described.  Please consider revising the table to provide aggregate amounts to be awarded to each named executive officer.  In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.  Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Response

The Company will enhance the disclosure in the 2008 Proxy Statement to provide the aggregate amounts to be awarded to each named executive officer in each scenario.  The Company respectfully submits that the other requested information is available in the CD&A under the captions "Termination Payments," "Effect of Change-in Control on Equity Grants" and elsewhere.

The Company will further enhance the disclosure in the CD&A of the 2008 Proxy Statement, substantially as follows:

The Company enters into severance arrangements with its named executive officers based on its understanding of common market practice, which recognizes that senior executives are often unwilling to join and remain at a company without the assurance that they will be provided with a customary severance package if they are terminated other than for cause.  In this regard, Ms. Burzik's severance arrangements were negotiated as part of an overall package deemed necessary by the Compensation Committee to induce her to join the Company.  The Company also entered into severance arrangements with Messrs. Seidel and Landon with a view to ensuring their employment and preventing the distraction and loss of key employees which might otherwise occur in connection with rumored or actual fundamental corporate changes, and to

Jennifer Gowetski
U.S. Securities and Exchange Commission
October 12, 2007

promote retention despite the uncertainties of a contemplated or pending transaction.  The Board determined which particular events would trigger payment based on current market practice.  These agreements were structured with the terms and payout levels described below based on benchmark data provided by the Company's independent compensation consultant.

As more fully described under the heading "Effect of Change-in Control on Equity Grants", for equity awards granted prior to November 2006 to employees (including to the named executive officers) under the 2004 Equity Plan, unless otherwise provided in an award agreement, upon a Change in Control (as defined therein), all outstanding options, shares of restricted stock and restricted stock units vest immediately unless such awards are either assumed or an equitable substitution is made. In addition, if a participant’s employment or service is terminated other than for Cause (as defined therein) within 24 months following a Change in Control, then all outstanding options, shares of restricted stock and restricted stock units immediately vest.  The Board of Directors designed these Change in Control provisions in 2004 to prevent the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate changes, and to promote retention despite the uncertainties of a contemplated or pending transaction.  The Board determined which particular events would trigger payment based on current practice within the peer group.

Certain Relationships and Related Transactions, page 46

14.
We note that KCI’s Codes of Conduct provide the company’s written policies and procedures for the review of any activities by a director, executive officer or employee or members of their immediate families that create or appear to create an actual or potential conflict of interest.  Please provide additional information describing your policies and procedures, such as the types of transactions that are covered by such policies and procedures and any standards to be applied pursuant to such policies and procedures.  Refer to Item 404(b)(1) of Regulation S-K.

Response

The Company will enhance the disclosure in the 2008 Proxy Statement, substantially as follows:

The Directors' Code of Business Conduct and Ethics prohibits directors from taking for themselves personally an opportunity that is discovered through the use of Company property, information or position without the consent of the Board of Directors.  It also requires directors to disclose to the Audit and Compliance Committee actual or potential conflicts of interest.  The policy generally does not provide a blanket prohibition on the use of an opportunity or a conflict of interest, but instead requires disclosure to the board or a designated committee for further review and appropriate action by the board of directors.

Jennifer Gowetski
U.S. Securities and Exchange Commission
October 12, 2007

The Code of Ethics for Chief Executive and Senior Financial Officers requires designated officers to comply with the laws that govern the conduct of the company's business and to report suspected violations.  It requires these officers to promote compliance with the company's policy to make full and accurate disclosure in the documents filed with the SEC and also requires disclosure of a conflict of interest to the audit committee.

The Officers' and Employees' Corporate Code of Conduct and Ethics details numerous obligations for all Company employees relating to (a) responsibilities to the organization, (b) fair dealing, (c) antitrust laws, (d) responsibilities to other employees, (e) interacting with the government, (f) international business, and (g) healthcare laws.

It is not possible to describe the many types of transactions covered by these policies meaningfully.  The policies are intended to cover significant transactions such as contracts, investments, purchase orders or acquisitions or divestitures between the Company and its officers and directors or their affiliates.

If you have any questions with respect to the foregoing, please contact the undersigned at (650) 470-4590.

                              Very truly yours,

                              /s/ Gregory C. Smith

cc:	John Bibb Senior Securities Counsel Kinetic Concepts, Inc.